SCHEDULE A
to the AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

ETF MANAGERS TRUST
and
ETF MANAGERS GROUP, LLC

As Amended June 20, 2019

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance the following fee schedule:

Fund	Rate	Effective Date
ETFMG Prime Junior Silver ETF	0.69%	April 17, 2014
ETFMG Prime Cyber Security ETF	0.60%	October 16, 2014
ETFMG Prime Mobile Payments ETF	0.75%	June 5, 2015
ETFMG Alternative Harvest ETF	0.75%	September 10, 2015
BlueStar Israel Technology ETF	0.75%	September 10, 2015
Etho Climate Leadership U.S. ETF	0.45%	September 10, 2015
ETFMG Drone Economy Strategy ETF	0.75%	December 2, 2015
ETFMG Video Game Tech ETF	0.75%	December 2, 2015
AI Powered Equity ETF	0.75%	September 28, 2017
Jim Rogers’ Global Macro ETF	0.75%	June 6, 2018
ETFMG Sit Ultra Short ETF	0.30%	June 20, 2019